AllianzGI Equity & Convertible Income Fund Shareholder Meeting Results:
The Fund held its meeting of shareholders on July 17, 2013. Shareholders voted as indicated below:

	Affirmative	Withheld Authority

Re-election of Deborah A. DeCotis – Class III to serve until the Annual Meeting for the 2016-2017 fiscal year	19,213,312	955,177
Re-election of Bradford K. Gallagher – Class III to serve until the Annual Meeting for the 2016-2017 fiscal year	19,212,639	955,850

The other members of the Board of Trustees at the time of the meeting, namely, James A. Jacobson, Hans W.
Kertess, John C. Maney†, William B. Ogden, IV, and Alan Rappaport continue to serve as Trustees.

† Interested Trustee

The Fund held a special meeting of shareholders on January 14, 2014.  Shareholders voted as indicated below:

	For	Against	Abstain
Equity & Convertible Income

Proposal to approve an Agreement and Plan of Reorganization between NIE and NGZ, including the issuance by NIE of additional common shares of beneficial interest in connection therewith.	8,016,629	280,165	207,087